                                   UNITED STATES
                         SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C. 20549

                                    SCHEDULE 13G

                     Under the Securities Exchange Act of 1934

                                (Amendment No. 2 )*

                      SUPERIOR NATIONAL INSURANCE GROUP, INC.
-------------------------------------------------------------------------------
                                  (Name of Issuer)

                       Common Stock; $.01 par value per share
-------------------------------------------------------------------------------
                           (Title of Class of Securities)

                                    868224 10 6
                                   (CUSIP Number)

                    November 21, 1996; May 14, 1997; May 30, 1997;
                       December 11, 1997; and December 10, 1998
-------------------------------------------------------------------------------
               (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
     / / Rule 13d-1(b)
     / / Rule 13d-1(c)
     /X/ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.


                              Page 1 of 37 pages

CUSIP No.  868224 10 6
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            1.      Names of Reporting Persons.
                    I.R.S. Identification Nos. of above persons (entities only).
                    International Insurance Advisors, Inc.
--------------------------------------------------------------------------------
            2.      Check the Appropriate Box if a Member of a Group
                    (See Instructions)
                    (a)
                    (b)      X
--------------------------------------------------------------------------------
            3.      SEC Use Only
--------------------------------------------------------------------------------
            4.      Citizenship or Place of Organization                Delaware
--------------------------------------------------------------------------------
NUMBER OF SHARES    5.       Sole Voting Power         0 (See Items 4 and 8)
BENEFICIALLY
OWNED BY EACH
REPORTING PERSON
WITH:
                    ---------------------------------- -------------------------
                    6.       Shared Voting Power
                             1,243,332 (See Items 4 and 8)
                    ---------------------------------- -------------------------
                    7.       Sole Dispositive Power    0 (See Items 4 and 8)
                    ---------------------------------- -------------------------
                    8.       Shared Dispositive Power  0 (See Items 4 and 8)
--------------------------------------------------------------------------------
            9.      Aggregate Amount Beneficially Owned by Each Reporting Person
                    1,243,332 (See Items 4 and 8)
--------------------------------------------------------------------------------
           10.      Check if the Aggregate Amount in Row (9)   /X/  (See Item 8)
                    Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------
           11.      Percent of Class Represented by Amount in Row (9)       6.5%
--------------------------------------------------------------------------------
           12.      Type of Reporting Person (See Instructions)             CO
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                              Page 2 of 37 pages

CUSIP No.  868224 10 6
--------------------------------------------------------------------------------
            1.      Names of Reporting Persons.
                    I.R.S. Identification Nos. of above persons (entities only). International Insurance Investors, L.P.
--------------------------------------------------------------------------------
            2.      Check the Appropriate Box if a Member of a Group
                    (See Instructions)
                    (a)
                    (b)     X
--------------------------------------------------------------------------------
            3.      SEC Use Only
--------------------------------------------------------------------------------
            4.      Citizenship or Place of Organization        Bermuda

--------------------------------------------------------------------------------
NUMBER OF SHARES    5.      Sole Voting Power         0 (See Items 4 and 8)
BENEFICIALLY
OWNED BY EACH
REPORTING PERSON
WITH:
                    ------------------------------------------------------------
                    6.      Shared Voting Power     204,759 (See Items 4 and 8)
                    ------------------------------------------------------------
                    7.      Sole Dispositive Power        0 (See Items 4 and 8)
                    ------------------------------------------------------------
                    8.      Shared Dispositive Power 204,759 (See Items 4 and 8)
--------------------------------------------------------------------------------
            9.      Aggregate Amount Beneficially Owned by Each Reporting Person
                    204,759 (See Items 4 and 8)
--------------------------------------------------------------------------------
           10.      Check if the Aggregate Amount in Row          /X/ See Item 8
                    (9) Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------
           11.      Percent of Class Represented by Amount in Row (9)       1.1%
--------------------------------------------------------------------------------
           12.      Type of Reporting Person (See Instructions)             PN
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                              Page 3 of 37 pages

CUSIP No.  868224 10 6
--------------------------------------------------------------------------------
            1.      Names of Reporting Persons.
                    I.R.S. Identification Nos. of above persons (entities only). International Insurance Investors (Bermuda) Limited
--------------------------------------------------------------------------------
            2.      Check the Appropriate Box if a Member of a Group
                    (See Instructions)
                    (a)
                    (b)     X
--------------------------------------------------------------------------------
            3.      SEC Use Only
--------------------------------------------------------------------------------
            4.      Citizenship or Place of Organization        Bermuda

--------------------------------------------------------------------------------
NUMBER OF SHARES    5.      Sole Voting Power         0 (See Items 4 and 8)
BENEFICIALLY
OWNED BY EACH
REPORTING PERSON
WITH:
                    ------------------------------------------------------------
                    6.      Shared Voting Power      217,942 (See Items 4 and 8)
                    ------------------------------------------------------------
                    7.      Sole Dispositive Power    13,183 (See Items 4 and 8)
                    ------------------------------------------------------------
                    8.      Shared Dispositive Power 204,759 (See Items 4 and 8)
--------------------------------------------------------------------------------
            9.      Aggregate Amount Beneficially Owned by Each Reporting Person
                    217,942 (See Items 4 and 8)
--------------------------------------------------------------------------------
           10.      Check if the Aggregate Amount in Row          /X/ See Item 8
                    (9) Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------
           11.      Percent of Class Represented by Amount in Row (9)       1.2%
--------------------------------------------------------------------------------
           12.      Type of Reporting Person (See Instructions)             CO
--------------------------------------------------------------------------------

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                              Page 4 of 37 pages

CUSIP No.  868224 10 6
--------------------------------------------------------------------------------
            1.      Names of Reporting Persons.
                    I.R.S. Identification Nos. of above persons (entities only).
                    Centre Solutions (Bermuda) Limited
--------------------------------------------------------------------------------
            2.      Check the Appropriate Box if a Member of a Group
                    (See Instructions)
                    (a)
                    (b)      X
--------------------------------------------------------------------------------
            3.      SEC Use Only
--------------------------------------------------------------------------------
            4.      Citizenship or Place of Organization        Bermuda
--------------------------------------------------------------------------------
NUMBER OF SHARES    5.       Sole Voting Power         0 (See Items 4 and 8)
BENEFICIALLY
OWNED BY EACH
REPORTING PERSON
WITH:
                    ------------------------------------------------------------
                    6.       Shared Voting Power     395,128 (See Items 4 and 8)
                    ------------------------------------------------------------
                    7.       Sole Dispositive Power  395,128 (See Items 4 and 8)
                    ------------------------------------------------------------
                    8.       Shared Dispositive Power      0 (See Items 4 and 8)
--------------------------------------------------------------------------------
            9.      Aggregate Amount Beneficially Owned by Each Reporting Person
                    395,128 (See Items 4 and 8)
--------------------------------------------------------------------------------
           10.      Check if the Aggregate Amount in              /X/ See Item 8
                    Row (9) Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------
           11.      Percent of Class Represented by Amount in Row (9)       2.2%
--------------------------------------------------------------------------------
           12.      Type of Reporting Person (See Instructions)             CO
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                              Page 5 of 37 pages

CUSIP No.  868224 10 6
--------------------------------------------------------------------------------
            1.      Names of Reporting Persons.
                    I.R.S. Identification Nos. of above persons (entities only).
                    Trustees of the Estate of Bernice P. Bishop
--------------------------------------------------------------------------------
            2.      Check the Appropriate Box if a Member of a Group
                    (See Instructions)
                    (a)
                    (b)      X
--------------------------------------------------------------------------------
            3.      SEC Use Only
--------------------------------------------------------------------------------
            4.      Citizenship or Place of Organization        Hawaii
--------------------------------------------------------------------------------
NUMBER OF SHARES    5.       Sole Voting Power         0 (See Items 4 and 8)
BENEFICIALLY
OWNED BY EACH
REPORTING PERSON
WITH:
                    ------------------------------------------------------------
                    6.       Shared Voting Power     326,552 (See Items 4 and 8)
                    ------------------------------------------------------------
                    7.       Sole Dispositive Power  326,552 (See Items 4 and 8)
                    ------------------------------------------------------------
                    8.       Shared Dispositive Power      0 (See Items 4 and 8)
--------------------------------------------------------------------------------
            9.      Aggregate Amount Beneficially Owned by Each Reporting Person
                    326,552 (See Items 4 and 8)
--------------------------------------------------------------------------------
           10.      Check if the Aggregate Amount in              /X/ See Item 8
                    Row (9) Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------
           11.      Percent of Class Represented by Amount in Row (9)       1.8%
--------------------------------------------------------------------------------
           12.      Type of Reporting Person (See Instructions)       OO - Trust
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                              Page 6 of 37 pages

CUSIP No.  868224 10 6
--------------------------------------------------------------------------------
            1.      Names of Reporting Persons.
                    I.R.S. Identification Nos. of above persons (entities only).
                    Carlisle Ventures, Inc.
--------------------------------------------------------------------------------
            2.      Check the Appropriate Box if a Member of a Group
                    (See Instructions)
                    (a)
                    (b)      X
--------------------------------------------------------------------------------
            3.      SEC Use Only
--------------------------------------------------------------------------------
            4.      Citizenship or Place of Organization        Delaware
--------------------------------------------------------------------------------
NUMBER OF SHARES    5.       Sole Voting Power         0 (See Items 4 and 8)
BENEFICIALLY
OWNED BY EACH
REPORTING PERSON
WITH:
                    ------------------------------------------------------------
                    6.       Shared Voting Power     138,785 (See Items 4 and 8)
                    ------------------------------------------------------------
                    7.       Sole Dispositive Power  138,785 (See Items 4 and 8)
                    ------------------------------------------------------------
                    8.       Shared Dispositive Power      0 (See Items 4 and 8)

            9. Aggregate Amount Beneficially Owned by Each Reporting Person 138,785 (See Items 4 and 8)
--------------------------------------------------------------------------------
           10.      Check if the Aggregate Amount in Row         /X/  See Item 8
                    (9) Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------
           11.      Percent of Class Represented by Amount in Row (9)       0.8%
--------------------------------------------------------------------------------
           12.      Type of Reporting Person (See Instructions)             CO
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                              Page 7 of 37 pages

CUSIP No.  868224 10 6
--------------------------------------------------------------------------------
            1.      Names of Reporting Persons.
                    I.R.S. Identification Nos. of above persons (entities only).
                    Beach Haven Investors, Inc.
--------------------------------------------------------------------------------
            2.      Check the Appropriate Box if a Member of a Group
                    (See Instructions)
                    (a)
                    (b)      X
--------------------------------------------------------------------------------
            3.      SEC Use Only
--------------------------------------------------------------------------------
            4.      Citizenship or Place of Organization        Florida
--------------------------------------------------------------------------------
NUMBER OF SHARES    5.       Sole Voting Power         0 (See Items 4 and 8)
BENEFICIALLY
OWNED BY EACH
REPORTING PERSON
WITH:
                    ------------------------------------------------------------
                    6.       Shared Voting Power       1,636 (See Items 4 and 8)
                    ------------------------------------------------------------
                    7.       Sole Dispositive Power        0 (See Items 4 and 8)
                    ------------------------------------------------------------
                    8.       Shared Dispositive Power  1,636 (See Items 4 and 8)
--------------------------------------------------------------------------------
            9.      Aggregate Amount Beneficially Owned by Each Reporting Person
                    1,636 (See Items 4 and 8)
--------------------------------------------------------------------------------
           10.      Check if the Aggregate Amount in Row         /X/  See Item 8
                    (9) Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------
           11.      Percent of Class Represented by Amount in Row (9)
                    Less than 0.1%
--------------------------------------------------------------------------------
           12.      Type of Reporting Person (See Instructions)               CO
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                              Page 8 of 37 pages

CUSIP No.  868224 10 6
--------------------------------------------------------------------------------
            1.      Names of Reporting Persons.
                    I.R.S. Identification Nos. of above persons (entities only).
                    Fluor Reinsurance Investments, Inc.
--------------------------------------------------------------------------------
            2.      Check the Appropriate Box if a Member of a Group
                    (See Instructions)
                    (a)
                    (b)      X
--------------------------------------------------------------------------------
            3.      SEC Use Only
--------------------------------------------------------------------------------
            4.      Citizenship or Place of Organization        Delaware
--------------------------------------------------------------------------------
NUMBER OF SHARES    5.       Sole Voting Power         0 (See Items 4 and 8)
BENEFICIALLY
OWNED BY EACH
REPORTING PERSON
WITH:
                    ------------------------------------------------------------
                    6.       Shared Voting Power     151,199 (See Items 4 and 8)
                    ------------------------------------------------------------
                    7.       Sole Dispositive Power  151,199 (See Items 4 and 8)
                    ------------------------------------------------------------
                    8.       Shared Dispositive Power      0 (See Items 4 and 8)
--------------------------------------------------------------------------------
            9.      Aggregate Amount Beneficially Owned by Each Reporting Person
                    151,199 (See Items 4 and 8)
--------------------------------------------------------------------------------
           10.      Check if the Aggregate Amount in Row         /X/  See Item 8
                    (9) Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------
           11.      Percent of Class Represented by Amount in Row (9)       0.8%
--------------------------------------------------------------------------------
           12.      Type of Reporting Person (See Instructions)             CO
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                              Page 9 of 37 pages

CUSIP No.  868224 10 6
--------------------------------------------------------------------------------
            1.      Names of Reporting Persons.
                    I.R.S. Identification Nos. of above persons (entities only).
                    Robert A. Spass
--------------------------------------------------------------------------------
            2.      Check the Appropriate Box if a Member of a Group
                    (See Instructions)
                    (a)
                    (b)      X
--------------------------------------------------------------------------------
            3.      SEC Use Only
--------------------------------------------------------------------------------
            4.      Citizenship or Place of Organization        United States
--------------------------------------------------------------------------------
NUMBER OF SHARES    5.       Sole Voting Power        40,825 (See Items 4 and 8)
BENEFICIALLY
OWNED BY EACH
REPORTING PERSON
WITH:
--------------------------------------------------------------------------------
                    6.       Shared Voting Power       7,216 (See Items 4 and 8)
                    ------------------------------------------------------------
                    7.       Sole Dispositive Power   46,405 (See Items 4 and 8)
                    ------------------------------------------------------------
                    8.       Shared Dispositive Power  1,636 (See Items 4 and 8)
                    ------------------------------------------------------------
            9.      Aggregate Amount Beneficially Owned by Each Reporting Person
                    48,041 (See Items 4 and 8)
--------------------------------------------------------------------------------
           10.      Check if the Aggregate Amount in Row         /X/  See Item 8
                    (9) Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------
           11.      Percent of Class Represented by Amount in Row (9)       0.3%
--------------------------------------------------------------------------------
           12.      Type of Reporting Person (See Instructions)             IN
--------------------------------------------------------------------------------

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                              Page 10 of 37 pages

CUSIP No.  868224 10 6
--------------------------------------------------------------------------------
            1.      Names of Reporting Persons.
                    I.R.S. Identification Nos. of above persons (entities only).
                    Paul H. Warren
--------------------------------------------------------------------------------
            2.      Check the Appropriate Box if a Member of a Group
                    (See Instructions)
                    (a)
                    (b)      X
--------------------------------------------------------------------------------
            3.      SEC Use Only
--------------------------------------------------------------------------------
            4.      Citizenship or Place of Organization        United States
--------------------------------------------------------------------------------
NUMBER OF SHARES    5.       Sole Voting Power        16,413 (See Items 4 and 8)
BENEFICIALLY
OWNED BY EACH
REPORTING PERSON
WITH:
                    ------------------------------------------------------------
                    6.       Shared Voting Power       2,790 (See Items 4 and 8)
                    ------------------------------------------------------------
                    7.       Sole Dispositive Power   19,203 (See Items 4 and 8)
                    ------------------------------------------------------------
                    8.       Shared Dispositive Power      0 (See Items 4 and 8)
--------------------------------------------------------------------------------
            9.      Aggregate Amount Beneficially Owned by Each Reporting Person
                    19,203 (See Items 4 and 8)
--------------------------------------------------------------------------------
           10.      Check if the Aggregate Amount in Row         /X/  See Item 8
                    (9) Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------
           11.      Percent of Class Represented by Amount in Row (9)       0.1%
--------------------------------------------------------------------------------
           12.      Type of Reporting Person (See Instructions)             IN
--------------------------------------------------------------------------------

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                              Page 11 of 37 pages

CUSIP No.  868224 10 6
--------------------------------------------------------------------------------
            1.      Names of Reporting Persons.
                    I.R.S. Identification Nos. of above persons (entities only).
                    Bradley E. Cooper
--------------------------------------------------------------------------------
            2.      Check the Appropriate Box if a Member of a Group
                    (See Instructions)
                    (a)
                    (b)      X
--------------------------------------------------------------------------------
            3.      SEC Use Only
--------------------------------------------------------------------------------
            4.      Citizenship or Place of Organization        United States
--------------------------------------------------------------------------------
NUMBER OF SHARES    5.       Sole Voting Power        20,413 (See Items 4 and 8)
BENEFICIALLY
OWNED BY EACH
REPORTING PERSON
WITH:
                    ------------------------------------------------------------
                    6.       Shared Voting Power       930 (See Items 4 and 8)
                    ------------------------------------------------------------
                    7.       Sole Dispositive Power   21,343 (See Items 4 and 8)
                    ------------------------------------------------------------
                    8.       Shared Dispositive Power      0 (See Items 4 and 8)
--------------------------------------------------------------------------------
            9.      Aggregate Amount Beneficially Owned by Each Reporting Person
                    21,343 (See Items 4 and 8)
--------------------------------------------------------------------------------
           10.      Check if the Aggregate Amount in Row         /X/  See Item 8
                    (9) Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------
           11.      Percent of Class Represented by Amount in Row (9)       0.1%
--------------------------------------------------------------------------------
           12.      Type of Reporting Person (See Instructions)             IN
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                              Page 12 of 37 pages

CUSIP No.  868224 10 6
--------------------------------------------------------------------------------
            1.      Names of Reporting Persons.
                    I.R.S. Identification Nos. of above persons (entities only).
                    Craig F. Schwarberg
--------------------------------------------------------------------------------
            2.      Check the Appropriate Box if a Member of a Group
                    (See Instructions)
                    (a)
                    (b)      X
--------------------------------------------------------------------------------
            3.      SEC Use Only
--------------------------------------------------------------------------------
            4.      Citizenship or Place of Organization        United States
--------------------------------------------------------------------------------
NUMBER OF SHARES    5.       Sole Voting Power         0 (See Items 4 and 8)
BENEFICIALLY
OWNED BY EACH
REPORTING PERSON
WITH:
                    ------------------------------------------------------------
                    6.       Shared Voting Power       2,790 (See Items 4 and 8)
                    ------------------------------------------------------------
                    7.       Sole Dispositive Power    2,790 (See Items 4 and 8)
                    ------------------------------------------------------------
                    8.       Shared Dispositive Power      0 (See Items 4 and 8)
--------------------------------------------------------------------------------
            9.      Aggregate Amount Beneficially Owned by Each Reporting Person
                    2,790 (See Items 4 and 8)
--------------------------------------------------------------------------------
           10.      Check if the Aggregate Amount in Row         /X/  See Item 8
                    (9) Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------
           11.      Percent of Class Represented by Amount in Row (9)
                    Less than 0.1%
--------------------------------------------------------------------------------
           12.      Type of Reporting Person (See Instructions)               IN
--------------------------------------------------------------------------------

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                              Page 13 of 37 pages

CUSIP No.  868224 10 6
--------------------------------------------------------------------------------
            1.      Names of Reporting Persons.
                    I.R.S. Identification Nos. of above persons (entities only).
                    International Insurance Advisors, Inc. 401(k) and
                    Pension Plans
--------------------------------------------------------------------------------
            2.      Check the Appropriate Box if a Member of a Group
                    (See Instructions)
                    (a)
                    (b)      X
--------------------------------------------------------------------------------
            3.      SEC Use Only
--------------------------------------------------------------------------------
            4.      Citizenship or Place of Organization        Delaware
--------------------------------------------------------------------------------
NUMBER OF SHARES    5.       Sole Voting Power         0 (See Items 4 and 8)
BENEFICIALLY
OWNED BY EACH
REPORTING PERSON
WITH:
                    ------------------------------------------------------------
                    6.       Shared Voting Power  4,650(1)  (See Items 4 and 8)
                    ------------------------------------------------------------
                    7.       Sole Dispositive Power        0 (See Items 4 and 8)
                    ------------------------------------------------------------
                    8.       Shared Dispositive Power      0 (See Items 4 and 8)
--------------------------------------------------------------------------------
            9.      Aggregate Amount Beneficially Owned by Each Reporting Person
                    4,650(1) (See Items 4 and 8)

--------------------------------------------------------------------------------
           10.      Check if the Aggregate Amount in Row         /X/  See Item 8
                    (9) Excludes Certain Shares (See Instructions)
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           11.      Percent of Class Represented by Amount in Row (9)
                    Less than 0.1%
--------------------------------------------------------------------------------
           12.      Type of Reporting Person (See Instructions)               EP
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(1)  Represents 930, 2,790 and 930 shares held for the accounts of Bradley E.
     Cooper, Craig F. Schwarberg and Paul H. Warren, respectively.

                              Page 14 of 37 pages

     This Amendment No. 2 to Schedule 13G (this "Amendment No. 2") is being filed to amend and restate in its entirety the Schedule 13G (the "Initial
Schedule 13G") filed by the Filing Persons (as defined below, but excluding International Insurance Investors, L.P. ("III")), J.P. Morgan Capital Corp. ("J.P. Morgan"), Bacardi Capital Ltd. ("Bacardi") and Centre Reinsurance Limited ("Centre Re") on February 14, 1996, as amended and restated by Amendment No. 1 to Schedule 13G, filed on February 14, 1997 by such parties (with the exception of Centre Re) and Centre Reinsurance (Bermuda) Limited (which subsequently changed its name to Centre Solutions (Bermuda) Limited ("Centre Solutions")), relating to the common stock, par value $.01 per share (the "Common Stock"), issued by Superior National Insurance Group, Inc., a Delaware corporation (the "Issuer").

     This Amendment No. 2 is being filed to report the distribution on November 21, 1996 to the limited partners and general partner of III of the warrants to purchase 1,474,306 shares of Common Stock that were held of record by International Insurance Advisors, Inc. ("IIA"), as agent for the partners of III. This Amendment No. 2 is also being filed to report the sale on May 14, 1997 and May 30, 1997, by J.P. Morgan and Bacardi, respectively, each of which is a limited partner of III, of warrants to purchase 138,785 and 92,188 shares of Common Stock, respectively, to entities that are not party to the Agency Agreement (as defined in Item 4 below). In connection with these sales, J.P. Morgan and Bacardi also transferred to the general partner of III an aggregate of 31,435 warrants, which are subject to the Agency Agreement. As a result of these sales, the number of warrants and underlying shares of Common Stock with respect to which IIA acts as agent under the Agency Agreement (and as a result, is deemed to own beneficially for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Act")) decreased from 1,474,306 to 1,243,332 shares.

     This Amendment No. 2 is also being filed to report the transfer to III on December 11, 1997 by the holders of the warrants that are subject to the Agency Agreement of a portion of each such holders' warrants, for an aggregate of 204,759 warrants. These warrants were transferred to III so that they could be held (subject to IIA's revocable agency relationship under the Agency Agreement) in reserve for the payment to Centre Re, a limited partner of III, and IIA (collectively, the "Advisers"), of their incentive fee under III's investment advisory agreements. This Amendment No. 2 is also being filed to report the acquisition on December 10, 1998 by Robert A. Spass, Paul H. Warren and Bradley E. Cooper of warrants to purchase an aggregate of 65,651 shares of Common Stock.

 ITEM 1.

          (a)  NAME OF ISSUER

                    The name of the issuer is Superior National Insurance Group, Inc.

          (b)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

                    The principal executive offices of the Issuer are located at 26601 Agoura Road, Calabasas, California 91302.


 ITEM 2.

          (a)  NAME OF PERSON FILING



                              Page 15 of 37 pages

                    The persons filing this Amendment No. 2 are International Insurance Advisors, Inc., International Insurance
                    Investors, L.P., International Insurance Investors
                    (Bermuda) Limited, Centre Solutions (Bermuda) Limited (formerly known as Centre Reinsurance (Bermuda) Limited), the Trustees of the Estate of Bernice P. Bishop, Carlisle Ventures, Inc., Beach Haven Investors, Inc., Fluor Reinsurance Investments, Inc., Robert A. Spass, Paul H. Warren, Bradley E. Cooper, Craig F. Schwarberg and International Insurance Advisors, Inc. 401(k) and Pension Plans (each, a "Filing Person" and collectively, the "Filing Persons").

          (b)  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE


                              Page 16 of 37 pages

                    The address of the principal business office of each of the Filing Persons is as follows:

                    International Insurance Advisors, Inc.
                    One Chase Manhattan Plaza, 44th Floor
                    New York, New York 10005

                    International Insurance Investors, L.P.
                    c/o International Insurance Investors (Bermuda) Limited, General Partner
                    Cumberland House
                    One Victoria Street
                    Hamilton HM HX, Bermuda

                    International Insurance Investors (Bermuda) Limited Cumberland House
                    One Victoria Street
                    Seventh Floor
                    Hamilton, HM HX, Bermuda

                    Centre Solutions (Bermuda) Limited
                    Cumberland House
                    One Victoria Street
                    Seventh Floor
                    Hamilton, HM HX, Bermuda

                    Trustees of the Estate of Bernice P. Bishop
                    567 South King Street
                    Suite 200
                    Honolulu, Hawaii  96813

                    Carlisle Ventures, Inc.
                    720 East Wisconsin Avenue
                    Milwaukee, Wisconsin 53202

                    Beach Haven Investors, Inc.
                    10 Floral Court
                    Westfield, New Jersey 07090

                    Fluor Reinsurance Investments, Inc.
                    3333 Michaelson Drive
                    Irvine, California 92730

                    Robert A. Spass
                    One Chase Manhattan Plaza, 44th Floor
                    New York, New York 10005

                    Paul H. Warren
                    One Chase Manhattan Plaza, 44th Floor
                    New York, New York 10005

                    Bradley E. Cooper
                    One Chase Manhattan Plaza, 44th Floor
                    New York, New York 10005

                    Craig F. Schwarberg
                    One Chase Manhattan Plaza, 44th Floor
                    New York, New York 10005

                    International Insurance Advisors, Inc. 401(k) and Pension Plans
                    One Chase Manhattan Plaza, 44th Floor
                    New York, New York 10005


                              Page 17 of 37 pages

          (c)  Citizenship

                    The information with respect to the citizenship or organization of each of the Filing Persons is as follows:

                    International Insurance Advisors, Inc. is a corporation organized under the laws of Delaware.

                    International Insurance Investors, L.P. is a limited partnership organized under the laws of Bermuda.

                    International Insurance Investors (Bermuda) Limited is a corporation organized under the laws of Bermuda.

                    Centre Solutions (Bermuda) Limited is an insurance company organized under the laws of Bermuda.

                    The Estate of Bernice P. Bishop is a trust organized under the laws of Hawaii.

                    Carlisle Ventures, Inc. is a corporation organized under the laws of Delaware.

                    Beach Haven Investors, Inc. is a corporation organized under the laws of Florida.

                    Fluor Reinsurance Investments, Inc. is a corporation organized under the laws of Delaware.

                    International Insurance Advisors, Inc. 401(k) and Pension Plans are employee benefit plans of International Insurance Advisors, Inc., a corporation organized under the laws of Delaware.

                    Each of Robert A. Spass, Paul H. Warren, Bradley E. Cooper and Craig F. Schwarberg is a citizen of the United States.

          (d)  TITLE OF CLASS OF SECURITIES
                    This Amendment No. 2 relates to common stock, $.01 par value per share, of the Issuer.

          (e)  CUSIP Number      868224 10 6



 ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO Sections 240.13D-1(b) OR 240.13D-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

          (a) / / Broker or dealer registered under section 15 of the Act (15 U.S.C. 78c).

          (b)  / /  Bank as defined in section 3(a)(6) of the Act (15 U.S.C.
                    78c).

          (c) / / Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

          (d) / / Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

          (e) / / An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);

          (f) / / An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);

          (g) / / A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);

          (h) / / A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

                              Page 18 of 37 pages

          (i) / / A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
          (j)  / /  Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

               Not applicable.



ITEM 4.  OWNERSHIP.

INTERNATIONAL INSURANCE ADVISORS, INC.

The responses of IIA to Items 5-9 and Item 11 of the cover page to this Amendment No. 2 are incorporated herein by reference.

The 1,243,332 shares of Common Stock that IIA beneficially owns consist of warrants (the "Warrants") that, for purposes of Rule 13d-3 under the Act, are exercisable within 60 days of the date hereof, and would represent approximately 6.5% of the outstanding shares of Common Stock if exercised. The Warrants are not held by IIA, but rather, are subject to a revocable agency relationship whereby IIA acts as an agent, on behalf of the holders of the Warrants, with respect to the exercise of the voting and consent rights set forth in the Warrants and that attach to the underlying Common Stock. This agency relationship was established pursuant to the Agency and Proxy Agreement dated March 16, 1992, a copy of which is attached as Exhibit A to the Initial
Schedule 13G (the "Agency Agreement"). The following persons are subject to this agency relationship: III, International Insurance Investors (Bermuda) Limited ("III (Bermuda)"), Bacardi, Centre Re, the Trustees of the Estate of Bernice P. Bishop ("Bishop Estate"), J.P. Morgan, Carlisle Ventures, Inc., Beach Haven Investors, Inc., Fluor Reinsurance Investments, Inc., Robert A. Spass, Paul H. Warren, Bradley E. Cooper, Craig F. Schwarberg and the International Insurance Advisors, Inc. 401(k) and Pension Plans (the "IIA Pension Plans"), all of which, with the exception of III, III (Bermuda), Bradley E. Cooper and Craig
F. Schwarberg, are limited partners of III. III (Bermuda) is the sole general partner of III. IIA is the financial adviser to III. Centre Solutions, which is not a partner of III, acquired its Warrants from Centre Re, a limited partner of III and wholly owned subsidiary of Centre Solutions. The Warrants acquired by Centre Solutions are subject to IIA's agency relationship.

The Warrants, which were purchased from the Issuer by III in March 31, 1992 in a transaction which also included the issuance to III of the Issuer's 14.5% Senior

--------------------
(2) The outstanding principal amount of the Voting Notes is $30,000. The number of votes attaching to the Voting Notes is equal to the number of shares of Common Stock that may be purchased upon exercise of the Warrants that were issued in that March 31, 1992 transaction and that remain outstanding and are unexercised as of the applicable record date for a stockholder vote. As of the date hereof, the number of votes held by III, the holder of the Voting Notes, was equivalent to 1,566,465 shares of Common Stock. The holder of the Voting Notes is permitted to vote only in director elections, director removals, votes on amending that right to vote, and changes to the number of authorized directors. The specific voting rights of the Voting Notes are set forth in the Issuer's Certificate of Incorporation and Bylaws.


                              Page 19 of 37 pages

Subordinated Voting Notes due April 1, 2002 (the "Voting Notes")(2), were originally issued directly to IIA, as agent for each of the limited partners and general partner of III, pursuant to the Agency Agreement. On November 21, 1996 the Warrants, which were held of record by IIA, as agent, were distributed to the partners of III; however, IIA's revocable agency relationship with such partners under the Agency Agreement was reestablished after the distribution. Under this agency relationship, in the event that the holders of the Warrants, the underlying Common Stock and/or any other security issued as a dividend or distribution thereon (together with such Common Stock, the "Underlying Securities") are entitled to vote or consent with respect to any matter (with certain limited exceptions), then IIA, as agent and proxy, shall exercise such voting or consent right with respect to all Warrants and/or Underlying Securities then subject to such relationship. This agency relationship may be revoked by the holder of the Warrants upon 10 days' notice to IIA. The Agency Agreement may be terminated by IIA upon 30 days' notice to the other parties to the Agency Agreement and will be terminated upon the termination of III pursuant to its partnership agreement.

INTERNATIONAL INSURANCE INVESTORS, L.P.

The responses of III to Items 5-9 and Item 11 of the cover page to this Amendment No. 2 are incorporated herein by reference.

The 204,759 shares of Common Stock that III owns beneficially consist of Warrants that, for purposes of Rule 13d-3 under the Act, are exercisable within 60 days of the date hereof, and would represent approximately 1.1% of the outstanding shares of Common Stock if exercised. III shares the power to vote or to direct the vote of such Warrants and the 204,759 shares of Common Stock issuable upon their exercise with (a) III (Bermuda), its sole general partner, and (b) IIA pursuant IIA's revocable agency relationship, and shares the power to dispose or direct the disposition of such Warrants and the 204,759 shares of Common Stock issuable upon their exercise with III (Bermuda). These Warrants were transferred to III on December 11, 1997 by each holder of the Warrants (representing a portion of the Warrants held by each such holder) so that they could be held by III (subject to IIA's revocable agency relationship) in reserve for the payment to the Advisers of their incentive fee under III's investment advisory agreements.

INTERNATIONAL INSURANCE INVESTORS (BERMUDA) LIMITED

The responses of III (Bermuda) to Items 5-9 and Item 11 of the cover page to this Amendment No. 2 are incorporated herein by reference.

The 217,942 shares of Common Stock that III (Bermuda) owns beneficially consist of


--------------------
(2) The outstanding principal amount of the Voting Notes is $30,000. The number of votes attaching to the Voting Notes is equal to the number of shares of Common Stock that may be purchased upon exercise of the Warrants that were issued in that March 31, 1992 transaction and that remain outstanding and are unexercised as of the applicable record date for a stockholder vote. As of the date hereof, the number of votes held by III, the holder of the Voting Notes, was equivalent to 1,566,465 shares of Common Stock. The holder of the Voting Notes is permitted to vote only in director elections, director removals, votes on amending that right to vote, and changes to the number of authorized directors. The specific voting rights of the Voting Notes are set forth in the Issuer's Certificate of Incorporation and Bylaws.



                              Page 20 of 37 pages

Warrants that, for purposes of Rule 13d-3 under the Act, are exercisable within 60 days of the date hereof, and would represent approximately 1.2% of the outstanding shares of Common Stock if exercised. III (Bermuda) shares the power to vote or to direct the vote of Warrants to purchase 204,759 shares of Common Stock and such underlying shares with (a) III, of which III (Bermuda) is the general partner, and (b) with IIA pursuant to IIA's agency relationship. III (Bermuda) shares the power to vote or to direct the vote of Warrants to purchase 13,183 shares of Common Stock and such underlying shares with IIA pursuant to IIA's agency relationship. III (Bermuda) has sole power to dispose or direct the disposition of Warrants to purchase 13,183 shares of Common Stock and such underlying shares and shares the power to dispose or direct the disposition of Warrants to purchase 204,759 shares of Common Stock and such underlying shares with III. The reported number of shares issuable upon exercise of Warrants does not include Warrants to purchase 33,946 shares of Common Stock that III (Bermuda) transferred to III on December 11, 1997 to be held by III (subject to IIA's revocable agency relationship) in reserve for the payment to the Advisers of their incentive fee under III's investment advisory agreements.

CENTRE SOLUTIONS (BERMUDA) LIMITED

The responses of Centre Solutions to Items 5-9 and Item 11 of the cover page to this Amendment No. 2 are incorporated herein by reference.

The 395,128 shares of Common Stock that Centre Solutions owns beneficially consist of Warrants that, for purposes of Rule 13d-3 under the Act, are exercisable within 60 days of the date hereof, and would represent approximately 2.2% of the outstanding shares of Common Stock if exercised. Centre Solutions acquired these Warrants pursuant to the Assignment of Warrant, dated November 8, 1996, between Centre Re and Centre Reinsurance (Bermuda) Limited (which subsequently changed its name to Centre Solutions (Bermuda) Limited), pursuant to which (a) Centre Re, a wholly owned subsidiary of Centre Solutions and a limited partner of III, assigned its right, title and interest in the Warrants to Centre Solutions and (b) Centre Solutions became subject to the Agency Agreement with respect to its interest in the Warrants. Centre Solutions shares the power to vote or to direct the vote of such Warrants and the 395,128 shares of Common Stock issuable upon their exercise with IIA pursuant to the Agency Agreement, and has sole power to dispose or to direct the disposition of such Warrants and the 395,128 shares of Common Stock issuable upon their exercise. The reported number of shares issuable upon exercise of Warrants does not include Warrants to purchase 75,262 shares of Common Stock that Centre Solutions transferred to III on December 11, 1997 to be held by III (subject to IIA's revocable agency relationship) in reserve for the payment to the Advisers of their incentive fee under III's investment advisory agreements.

TRUSTEES OF THE ESTATE OF BERNICE P. BISHOP

The responses of Bishop Estate to Items 5-9 and Item 11 of the cover page to this Amendment No. 2 are incorporated herein by reference.

The 326,552 shares of Common Stock that Bishop Estate owns beneficially consist of Warrants that, for purposes of Rule 13d-3 under the Act, are exercisable within 60 days of the date hereof, and would represent approximately 1.8% of the outstanding shares of Common Stock if exercised. Bishop Estate shares the power to vote or to direct the vote of such Warrants and the 326,552 shares of Common Stock issuable upon their exercise with IIA pursuant to the Agency Agreement, and has sole power to dispose or direct the disposition of such Warrants and the 326,552 shares of Common Stock issuable upon their exercise. The reported number of shares issuable upon exercise of Warrants does not include Warrants to purchase 62,200 shares of Common Stock that Bishop Estate transferred to III on December 11, 1997 to be held by III



                              Page 21 of 37 pages

(subject to IIA's revocable agency relationship) in reserve for the payment to the Advisers of their incentive fee under III's investment advisory agreements.

CARLISLE VENTURES, INC.

The responses of Carlisle Ventures, Inc. to Items 5-9 and Item 11 of the cover page to this Amendment No. 2 are incorporated herein by reference.

The 138,785 shares of Common Stock that Carlisle Ventures, Inc. owns beneficially consist of Warrants that, for purposes of Rule 13d-3 under the Act, are exercisable within 60 days of the date hereof, and would represent approximately 0.8% of the outstanding shares of Common Stock if exercised. Carlisle Ventures, Inc. shares the power to vote or to direct the vote of such Warrants and the 138,785 shares of Common Stock issuable upon their exercise with IIA pursuant to the Agency Agreement, and has sole power to dispose or to direct the disposition of such Warrants and the 138,785 of Common Stock issuable upon their exercise. The reported number of shares issuable upon exercise of Warrants does not include Warrants to purchase 26,435 shares of Common Stock that Carlisle Ventures, Inc. transferred to III on December 11, 1997 to be held by III (subject to IIA's revocable agency relationship) in reserve for the payment to the Advisers of their incentive fee under III's investment advisory agreements.

BEACH HAVEN INVESTORS, INC.

The responses of Beach Haven Investors, Inc. to Items 5-9 and Item 11 of the cover page to this Amendment No. 2 are incorporated herein by reference.

The 1,636 shares of Common Stock that Beach Haven Investors, Inc. owns beneficially consist of Warrants that, for purposes of Rule 13d-3 under the Act, are exercisable within 60 days of the date hereof, and would represent less than 0.1% of the outstanding shares of Common Stock if exercised. Beach Haven Investors, Inc. shares the power to vote or to direct the vote of such Warrants and the 1,636 shares of Common Stock issuable upon their exercise with
(a) Robert A. Spass, its sole stockholder, and (b) IIA pursuant to the Agency Agreement, and shares the power to dispose or to direct the disposition of such Warrants and the 1,636 shares of Common Stock issuable upon their exercise with Mr. Spass. The reported number of shares issuable upon exercise of Warrants does not include Warrants to purchase 312 shares of Common Stock transferred by Beach Haven Investors, Inc. to III on December 11, 1997 to be held by III (subject to IIA's revocable agency relationship) in reserve for the payment to the Advisers of their incentive fee under III's investment advisory agreements.

FLUOR REINSURANCE INVESTMENTS, INC.

The responses of Fluor Reinsuance Investements, Inc. to Items 5-9 and Item 11 of the cover page to this Amendment No. 2 are incorporated herein by reference.

The 151,199 shares of Common Stock that Fluor Reinsurance Investments, Inc. owns beneficially consist of Warrants that, for purposes of Rule 13d-3 under the Act, are exercisable within 60 days of the date hereof, and would represent approximately 0.8% of the outstanding shares of Common Stock if exercised.
Fluor Reinsurance Investments, Inc. shares the power to vote or to direct the vote of such Warrants and the 151,199 shares of Common Stock issuable upon their exercise with IIA pursuant to the Agency Agreement, and has sole power to dispose or to direct the disposition of such Warrants and the 151,199 shares of Common Stock issuable upon their exercise. The reported number of shares issuable upon exercise of Warrants



                              Page 22 of 37 pages
does not include Warrants to purchase 4,302 shares of Common Stock transferred by Fluor Reinsurance Investments, Inc. to III on December 11, 1997 to be held by III (subject to IIA's revocable agency relationship) in reserve for the payment to the Advisers of their incentive fee under III's investment advisory agreements.

ROBERT A. SPASS

The responses of Robert A. Spass to Items 5-9 and Item 11 of the cover page to this Amendment No. 2 are incorporated herein by reference.

The aggregate number of shares of Common Stock that Robert A. Spass owns beneficially is 48,041, consisting of (a) 40,041 shares of Common Stock issuable upon exercise of warrants that, for purposes of Rule 13d-3 under the Act, are exercisable within 60 days of the date hereof, of which 32,825 are not subject to the Agency Agreement, and (b) 8,000 shares of Common Stock held directly, which are not subject to the Agency Agreement, all of which would constitute approximately 0.3% of the outstanding shares of Common Stock if such warrants were exercised. Robert A. Spass shares the power to vote or to direct the vote of Warrants to purchase 5,580 shares of Common Stock, and such underlying shares of Common Stock, with IIA, pursuant to the Agency Agreement. Mr. Spass also shares the power to vote or to direct the vote of Warrants to purchase 1,636 shares of Common Stock, and such underlying shares of Common Stock, with
(a) Beach Haven Investors, Inc., a corporation of which Mr. Spass is the sole stockholder, and (b) IIA pursuant to the Agency Agreement. Mr. Spass shares the power to dispose or to direct the disposition of Warrants to purchase 1,636 shares of Common Stock, and such underlying shares of Common Stock, with Beach Haven Investors, Inc. and has sole power to dispose or to direct the disposition of 8,000 shares of Common Stock and warrants to purchase 38,405 shares of Common Stock, and such underlying shares of Common Stock. The reported number of shares does not include Warrants to purchase 1,375 shares of Common Stock that Mr. Spass and Beach Haven Investors, Inc. transferred to III on December 11, 1997 to be held by III (subject to IIA's revocable agency relationship) in reserve for the payment to the Advisers of their incentive fee under III's investment advisory agreements.

PAUL H. WARREN

The responses of Paul H. Warren to Items 5-9 and Item 11 of the cover page to this Amendment No. 2 are incorporated herein by reference.

The 19,203 shares of Common Stock that Paul H. Warren owns beneficially consist of warrants that, for purposes of Rule 13d-3 under the Act, are exercisable within 60 days of the date hereof, and would represent approximately 0.1% of the outstanding shares of Common Stock if exercised. Warrants to purchase 16,413 shares of Common Stock are not subject to the Agency Agreement. Mr. Warren shares the power to vote or to direct the vote of Warrants to purchase 1,860 shares of Common Stock, and such underlying shares of Common Stock, with IIA pursuant to the Agency Agreement. Mr. Warren also shares the power to vote or to direct the vote of Warrants to purchase 930 shares of Common Stock, and such underlying shares of Common Stock, with (a) IIA pursuant to the Agency Agreement and (b) the IIA Pension Plans (which hold the Warrants for the benefit of Mr. Warren, subject to IIA's revocable agency relationship). Mr. Warren has the sole power to dispose or to direct the disposition of warrants to purchase 19,203 shares of Common Stock and the shares issuable upon their exercise. The reported number of shares issuable upon exercise of warrants does not include Warrants to purchase 531 shares of Common Stock that



                              Page 23 of 37 pages

Mr. Warren and the IIA Pension Plans (on behalf of Mr. Warren) transferred to III on December 11, 1997 to be held by III (subject to IIA's revocable agency relationship) in reserve for the payment to the Advisers of their incentive fee under III's investment advisory agreements.

BRADLEY E. COOPER

The responses of Bradley E. Cooper to Items 5-9 and Item 11 of the cover page to this Amendment No. 2 are incorporated herein by reference.

The 21,343 shares of Common Stock that Bradley E. Cooper owns beneficially consist of (a) 4,000 shares of Common Stock held directly, which are not subject to the Agency Agreement, and (b) 17,343 shares of Common Stock issuable upon exercise of warrants that, for purposes of Rule 13d-3 under the Act, are exercisable within 60 days of the date hereof, all of which would constitute approximately 0.1% of the outstanding shares of Common Stock if such warrants were exercised. Warrants to purchase 16,413 shares of Common Stock are not subject to the Agency Agreement. Mr. Cooper shares the power to vote or to direct the vote of 930 of the Warrants, and the shares of Common Stock issuable upon their exercise, with (a) IIA pursuant to the Agency Agreement and (b) the IIA Pension Plans (which hold the Warrants for the benefit of Mr. Cooper, subject to IIA's revocable agency relationship). Mr. Cooper has sole power to dispose or to direct the disposition of the 4,000 shares of Common Stock he holds directly and warrants to purchase 17,343 shares of Common Stock and the shares issuable upon their exercise. The reported number of shares issuable upon exercise of Warrants does not include Warrants to purchase 177 shares of Common Stock that the IIA Pension Plans (on behalf of Mr. Cooper) transferred to III on December 11, 1997 to be held by III (subject to IIA's revocable agency relationship) in reserve for the payment to the Advisers of their incentive fee under III's investment advisory agreements.

CRAIG F. SCHWARBERG

The responses of Craig F. Schwarberg to Items 5-9 and Item 11 of the cover page to this Amendment No. 2 are incorporated herein by reference.

The 2,790 shares of Common Stock that Craig F. Schwarberg owns beneficially consist of Warrants that, for purposes of Rule 13d-3 under the Act, are exercisable within 60 days of the date hereof, and would represent less than 0.1% of the outstanding shares of Common Stock if exercised. Mr. Schwarberg shares the power to vote or to direct the vote of such Warrants and the 2,790 shares of Common Stock issuable upon their exercise with (a) IIA pursuant to the Agency Agreement and (b) the IIA Pension Plans (which hold the Warrants for the benefit of Mr. Schwarberg, subject to IIA's revocable agency relationship). Mr. Schwarberg has sole power to dispose or to direct the disposition of all such Warrants and the 2,790 shares of Common Stock issuable upon their exercise. The reported number of shares issuable upon exercise of Warrants does not include Warrants to purchase 531 shares of Common Stock that the IIA Pension Plans (on behalf of Mr. Schwarberg) transferred to III on December 11, 1997 to be held by III (subject to IIA's revocable agency relationship) in reserve for the payment to the Advisers of their incentive fee under III's investment advisory agreements.

INTERNATIONAL INSURANCE ADVISORS, INC. 401(k) AND PENSION PLANS

The responses of the IIA Pension Plans to Items 5-9 and Item 11 of the cover page to this Amendment No. 2 are incorporated herein by reference.

The 4,650 shares of Common Stock that the IIA Pension Plans own beneficially consist of Warrants that, for purposes of Rule 13d-3 under the Act, are exercisable within



                              Page 24 of 37 pages

60 days of the date hereof, and would represent less than 0.1% of the outstanding shares of Common Stock if exercised. The IIA Pension Plans share the power to vote or to direct the vote of Warrants to purchase 930 shares of Common Stock, and such underlying shares of Common Stock, with Bradley E. Cooper; Warrants to purchase 2,790 shares, and such underlying shares of Common Stock, with Craig F. Schwarberg; and Warrants to purchase 930 shares of Common Stock, and such underlying shares of Common Stock, with Paul H. Warren. The IIA Pension Plans also share the power to vote or to direct the vote of all such Warrants and the 4,650 shares of Common Stock issuable upon their exercise with IIA pursuant to the Agency Agreement. The IIA Pension Plans have no dispositive power with respect to such Warrants or the 4,650 shares of Common Stock issuable upon their exercise. The reported number of shares issuable upon exercise of Warrants does not include Warrants to purchase 885 shares of Common Stock that were transferred by the IIA Pension Plans (on behalf of Messrs. Cooper, Schwarberg and Warren) to III on December 11, 1997 to be held by III (subject to IIA's revocable agency relationship) in reserve for the payment to the Advisers of their incentive fee under III's investment advisory agreements.

 ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

      If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following / /.

                Not applicable.

 ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

                No person other than the Filing Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Warrants and the Common Stock issuable upon their exercise.

 ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

                Not applicable.

 ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP


---------------
(3) CentreLine Reinsurance Limited and Centre Solutions, a Filing Person, are wholly owned indirect subsidiaries of Zurich Insurance Company, an insurance holding company organized under the laws of Switzerland.


                              Page 25 of 37 pages

                The Filing Persons may be deemed to constitute a "group" within the meaning of Rule 13d-5 under the Act and, as such, (i) each member of the group could be deemed to own beneficially all shares beneficially owned, in the aggregate, by all group members and (ii) the group could be deemed to own beneficially an aggregate of 1,320,983 shares of Common Stock, which would represent approximately 6.9% of the outstanding shares of Common Stock if all of the Warrants were exercised. Neither the fact of this filing nor anything contained herein shall be deemed to be an admission that such group exists. Pursuant to Rule 13d-4, each Filing Person disclaims beneficial ownership of the Warrants, and the shares of Common Stock issuable upon their exercise, held by all other Filing Persons.

                Reference is made to the Schedule 13G Statement that was filed on February 14, 1996 by CentreLine Reinsurance Limited with respect to warrants to purchase 579,356 shares of Common Stock of the Issuer. As a result of certain relationships (3) between CentreLine Reinsurance Limited and the various Filing Persons, CentreLine Reinsurance Limited and one or more of the Filing Persons may be deemed to constitute a "group" within the meaning of Rule 13d-5 under the Act and, as such, (i) each member of the group could be deemed to own beneficially all shares beneficially owned, in the aggregate, by all group members and (ii) the group could be deemed to own beneficially an aggregate of up to 1,900,339 shares of Common Stock, which would represent approximately 9.6% of the outstanding shares of Common Stock if all such warrants were exercised. Neither the fact of this filing nor anything contained herein shall be deemed to be an admission that such group exists. Pursuant to Rule 13d-4, each Filing Person disclaims beneficial ownership of the warrants, and the shares of Common Stock issuable upon their exercise, held by CentreLine Reinsurance Limited in addition to disclaiming beneficial ownership of the Warrants, and the shares of Common Stock issuable upon their exercise, held by all other Filing Persons.

                See Exhibit A attached hereto for the identity of each individual or entity that may be a member of a group for purposes of Rule 13d-5.

                The Filing Persons have entered into a Joint Filing Agreement, dated January __, 1999, which is attached as Exhibit B hereto, pursuant to which they have agreed to file one joint statement on behalf of all of them with respect to the subject matter of this Amendment No. 2 and any amendment thereto.

 ITEM 9.   NOTICE OF DISSOLUTION OF GROUP


---------------
(3) CentreLine Reinsurance Limited and Centre Solutions, a Filing Person, are wholly owned indirect subsidiaries of Zurich Insurance Company, an insurance holding company organized under the laws of Switzerland.


                              Page 26 of 37 pages

                Not
                applicable.

 ITEM 10.  CERTIFICATION

           (a)  Not applicable.

           (b)  Not applicable.


                              Page 27 of 37 pages

                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 12, 1999

                       INTERNATIONAL INSURANCE ADVISORS, INC.


                       By: /s/ Robert A. Spass
                           -----------------------------------
                           Name:  Robert A. Spass
                           Title: President



                       INTERNATIONAL INSURANCE INVESTORS, L.P.
                       By: International Insurance Advisors, Inc., as Agent (4)

                       By: /s/ Robert A. Spass
                           -----------------------------------
                           Name:  Robert A. Spass
                           Title: President


                       INTERNATIONAL INSURANCE INVESTORS
                       (BERMUDA) LIMITED
                       By: International Insurance Advisors, Inc., as Agent (4)


                       By: /s/ Robert A. Spass
                           -----------------------------------
                           Name:  Robert A. Spass
                           Title: President


                       CENTRE SOLUTIONS (BERMUDA) LIMITED
                       By: International Insurance Advisors, Inc., as Agent (4)


                       By: /s/ Robert A. Spass
                           -----------------------------------
                           Name:  Robert A. Spass
                           Title: President


------------------
(4) International Insurance Advisors, Inc. has been appointed Agent for this Filing Person pursuant to IIA's agency relationship.


                                 Page 28 of 37 pages

                       TRUSTEES OF THE ESTATE OF BERNICE P. BISHOP


                       By: International Insurance Advisors, Inc., as Agent (4)


                       By: /s/ Robert A. Spass
                           -----------------------------------
                           Name:  Robert A. Spass
                           Title: President


                       CARLISLE VENTURES, INC.
                       By: International Insurance Advisors, Inc., as Agent (4)


                       By: /s/ Robert A. Spass
                           -----------------------------------
                           Name:  Robert A. Spass
                           Title: President


                       BEACH HAVEN INVESTORS, INC.
                       By: International Insurance Advisors, Inc., as Agent (4)


                       By: /s/ Robert A. Spass
                           -----------------------------------
                           Name:  Robert A. Spass
                           Title: President


                       FLUOR REINSURANCE INVESTMENTS, INC.
                       By: International Insurance Advisors, Inc., as Agent (4)


                       By: /s/ Robert A. Spass
                           -----------------------------------
                           Name:  Robert A. Spass
                           Title: President


                       /s/ Robert A. Spass
                       ---------------------------------------
                       Robert A. Spass


                       /s/ Paul H. Warren
                       ---------------------------------------
                       Paul H. Warren


                       /s/ Bradley E. Cooper
                       ---------------------------------------
                       Bradley E. Cooper


                                 Page 29 of 37 pages

                       Craig F. Schwarberg
                       By: International Insurance Advisors, Inc., as Agent (4)


                       By: /s/ Robert A. Spass
                           -----------------------------------
                           Name:  Robert A. Spass
                           Title: President


                       INTERNATIONAL INSURANCE ADVISORS, INC.
                       401(k) AND PENSION PLANS
                       By: International Insurance Advisors, Inc., as Agent (4)


                       By: /s/ Robert A. Spass
                           -----------------------------------
                           Name:  Robert A. Spass
                           Title: President


                                 Page 30 of 37 pages

                                  EXHIBIT INDEX


  Items                  Description
  -----                  -----------
Exhibit A      List of individuals and entities that may be deemed members of a
               "group" for purposes of Rule 13d-5

Exhibit B      Joint Filing Agreement dated January 12, 1999


                                 Page 31 of 37 pages

EXHIBIT A


                                 Page 32 of 37 pages

                     LIST OF INDIVIDUALS AND ENTITIES THAT MAY BE
                DEEMED MEMBERS OF A "GROUP" FOR PURPOSES OF RULE 13d-5


     The following individuals and entities, or a combination thereof, may be deemed a "group" for purposes of Rule 13d-5 under the Securities Exchange Act of 1934, as amended:

     International Insurance Advisors, Inc.
     International Insurance Investors, L.P.
     International Insurance Investors (Bermuda) Limited
     Centre Solutions (Bermuda) Limited
     Trustees of the Estate of Bernice P. Bishop
     Carlisle Ventures, Inc.
     Beach Haven Investors, Inc.
     Fluor Reinsurance Investments, Inc.
     Robert A. Spass
     Paul H. Warren
     Bradley E. Cooper
     Craig F. Schwarberg
     International Insurance Advisors, Inc. 401(k) and Pension Plans CentreLine Reinsurance Limited


                                 Page 33 of 37 pages

EXHIBIT B

                                 Page 34 of 37 pages

                                JOINT FILING AGREEMENT


          In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, each of the parties hereto agrees with the other parties that the Amendment No. 2 to the statement on Schedule 13G pertaining to certain securities of Superior National Insurance Group, Inc. to which this agreement is an exhibit is filed by and on behalf of each such party and that any amendment thereto will be filed on behalf of each such party.

Dated:    January 12, 1999




                       INTERNATIONAL INSURANCE ADVISORS, INC.

                       By: /s/ Robert A. Spass
                           -----------------------------------
                           Name:  Robert A. Spass
                           Title: President



                       INTERNATIONAL INSURANCE INVESTORS, L.P.
                       By: International Insurance Advisors, Inc., as Agent (5)

                       By: /s/ Robert A. Spass
                           -----------------------------------
                           Name:  Robert A. Spass
                           Title: President


                       INTERNATIONAL INSURANCE INVESTORS
                       (BERMUDA) LIMITED
                       By: International Insurance Advisors, Inc., as Agent (5)


                       By: /s/ Robert A. Spass
                           -----------------------------------
                           Name:  Robert A. Spass
                           Title: President


----------------------
(5) International Insurance Advisors, Inc. has been appointed Agent for this Filing Person pursuant to IIA's agency relationship.


                                 Page 35 of 37 pages

                       CENTRE SOLUTIONS (BERMUDA) LIMITED
                       By: International Insurance Advisors, Inc., as Agent (5)


                       By: /s/ Robert A. Spass
                           -----------------------------------
                           Name:  Robert A. Spass
                           Title: President

                       TRUSTEES OF THE ESTATE OF BERNICE P. BISHOP
                       By: International Insurance Advisors, Inc., as Agent (5)


                       By: /s/ Robert A. Spass
                           -----------------------------------
                           Name:  Robert A. Spass
                           Title: President


                       CARLISLE VENTURES, INC.
                       By: International Insurance Advisors, Inc., as Agent (5)


                       By: /s/ Robert A. Spass
                           -----------------------------------
                           Name:  Robert A. Spass
                           Title: President


                       BEACH HAVEN INVESTORS, INC.
                       By: International Insurance Advisors, Inc., as Agent (5)


                       By: /s/ Robert A. Spass
                           -----------------------------------
                           Name:  Robert A. Spass
                           Title: President


                       FLUOR REINSURANCE INVESTMENTS, INC.
                       By: International Insurance Advisors, Inc., as Agent (5)


                       By: /s/ Robert A. Spass
                           -----------------------------------
                           Name:  Robert A. Spass
                           Title: President

                       /s/ Robert A. Spass
                       ---------------------------------------
                       Robert A. Spass


                       /s/ Paul H. Warren
                       ---------------------------------------
                       Paul H. Warren


                       /s/ Bradley E. Cooper
                       ---------------------------------------
                       Bradley E. Cooper


                                 Page 36 of 37 pages

                       Craig F. Schwarberg
                       By: International Insurance Advisors, Inc., as Agent (5)

                       By: /s/ Robert A. Spass
                           -----------------------------------
                           Name:  Robert A. Spass
                           Title: President


                       INTERNATIONAL INSURANCE ADVISORS, INC.
                       401(k) AND PENSION PLANS
                       By: International Insurance Advisors, Inc., as Agent (5)


                       By: /s/ Robert A. Spass
                           -----------------------------------
                           Name:  Robert A. Spass
                           Title: President


                                 Page 37 of 37 pages